Exhibit 99.4

INVESTOR’S RIGHTS AGREEMENT

by and among

IFM INVESTMENTS LIMITED

IFM OVERSEAS PARTNERS L.P.

and

SOUFUN HOLDINGS LIMITED

Dated: October 7, 2014

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5.9 No Default or Breach; Contractual Obligations	16
5.10 SEC Report; Financial Statements	16
5.11 No Material Adverse Change	17
5.12 Broker’s, Finder’s or Similar Fees	17
5.13 Survival	17

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF THE INVESTOR	17
6.1 Existence and Power	17
6.2 Authorization; No Contravention	17
6.3 Governmental Authorization; Third Party Consents	18
6.4 Binding Effect	18

ARTICLE VII INDEMNIFICATION	18
7.1 Indemnification	18
7.2 Notification	19
7.3 Contribution	19

ARTICLE VIII TERMINATION OF AGREEMENT	20
8.1 Termination	20
8.2 Survival	20
8.3 Breakup Fee Payment by IFM Overseas	20
8.4 Breakup Fee Payment by the Investor	20
ARTICLE IX MISCELLANEOUS	21
9.1 Notices	21
9.2 Successors and Assigns; Third Party Beneficiaries	21
9.3 Amendment and Waiver	22
9.4 Counterparts	22
9.5 Headings	22
9.6 GOVERNING LAW	22
9.7 Dispute Resolution	22
9.8 WAIVER OF JURY TRIAL	22
9.9 Severability	23
9.10 Rules of Construction	23
9.11 Entire Agreement	23
9.12 Further Assurances	23
9.13 Specific Performance	23

2

INVESTOR’S RIGHTS AGREEMENT

INVESTOR’S RIGHTS AGREEMENT, dated October 7, 2014 (this “Agreement”), by and among:

(1)	IFM Investments Limited, a company incorporated and existing under the laws of the Cayman Islands with its registered office at Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, Shedden Road, PO Box 847, George Town, Grand Cayman, Cayman Islands, KYI-1103 (the “Company”).

(2)	IFM Overseas Partners L.P. an exempted limited partnership incorporated and existing under the laws of the Cayman Islands with its registered address at Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, George Town, Cayman Islands (the “IFM Overseas”); and

(3)	SouFun Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands with its registered office at Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands (the “Investor”);

WHEREAS, on the date hereof, the Investor entered into a Share and Convertible Notes Purchase Agreement with the Company (the “Security Purchase Agreement”), pursuant to which the Investor agreed to purchase certain Class A Ordinary Shares of the Company, par value US$ 0.001 per share (the “Shares”), and the Convertible Note with the face value of US$ 30 million, from the Company.

WHEREAS, Pursuant to the Security Purchase Agreement the Parties have agreed to enter into this Agreement to regulate the management and control of the Company and the operation of the business of the Company and its subsidiaries on the terms and conditions set out herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“ADS” means the American depositary shares representing the underlying Shares deposited with JPMorgan Chase Bank N.A. as the depositary.

“Affiliate” shall mean any Person who is an “affiliate” as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

“Agreement” means this Agreement, as the same may be amended, supplemented or modified in accordance with the terms hereof.

“Audited Financial Statements” has the meaning set forth in Section 5.10(b) of this Agreement.

“Audit Committee” has the meaning set forth in Section 2.6(a) of this Agreement.”

“Authorization” means any consent, approval, authorization, order, registration or qualification.

“Board of Directors” means the Board of Directors of the Company.

“Board Reserved Matters” has the meaning set forth in Section 2.5 of this Agreement.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Beijing, China or the State of New York are authorized or required by law or executive order to close.

“China” or “PRC” means the People’s Republic of China and for the purpose of this Agreement shall exclude Taiwan, the Special Administrative Region of Hong Kong and the Special Administrative Region of Macau.

“Chairman Reserved Matters” has the meaning set forth in Section 2.9 of this Agreement.

“Claims” means any of actions, suits, proceedings, claims, complaints, disputes, arbitrations or investigation.

“Closing” has the meaning set forth in the Security Purchase Agreement.

“Code” means the United States Internal Revenue Code of 1986, as 3 amended.

“Company” has the meaning set forth in the preamble of this Agreement.

“Commission” means the United States Securities and Exchange Commission or any similar agency then having jurisdiction to enforce the Securities Act.

“Contractual Obligations” means, as to any Person, any provision of any security issued by such Person or of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument to which such Person is a party or by which it or any of its property is bound.

“Convertible Note” means the convertible note purchased by the Investor from the Company at the Closing.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Group” means the Company and its wholly or partially owned subsidiaries.

“Group Company” means any wholly or partially owned subsidiary of the Company.

“IFM Overseas” means IFM Overseas Partners L.P.

“IFM Overseas Reserved Matters” has the meaning set forth in Section 3.1 of this Agreement.

“Intellectual Property” means any of patents, patent applications, trade and service marks, trade and service mark registrations, trade names, domain names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property.

“Lien” means (a) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance of any kind, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable law, (b) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any Person and (c) any adverse claim as to title, possession or use.

“Losses” has the meaning set forth in Section 7.1(a) of this Agreement

“Material Adverse Effect” means a material adverse effect on the affairs, management, financial position, shareholders’ equity or results of operations of the Company and the Group taken as a whole.

“M&A” means the memorandum and articles of association of the Company in effect on the date hereof, as the same may be amended from time to time.

“NYSE” means the New York Stock Exchange.

“Orders” means any judgment, injunction, writ, award, decree or order of any Governmental Authority.

“Person” means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“Requirements of Law” means, as to any Person, any law, statute, treaty, rule, regulation, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other Governmental Authority or stock exchange, in each case applicable or binding upon such Person or any of its property.

“Restriction Period” means the period starting from the Closing Date and ending at the earlier of (a) 3.5 year after the Closing Date and (b) the date on which IFM Overseas’s equity interest in the Company is reduced to less than 3% of all issued and outstanding share capital of the Company, on fully diluted basis.

“Rule 144” means Rule 144 under the Securities Act or any similar provisions then in force.

“SEC Report” means the Company’s Registration Statement on Form F-1 (Registration Number 333—164216) filed with the Commission on Jan 5, 2010 and the all of the reports or statement filed with the Commission since then.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

“IFM Indemnified Party” has the meaning set forth in Section 7.1 of this Agreement.

“Investor” has the meaning set forth in the preamble of this Agreement.

“Investor Nominee” has the meaning set forth in Section 2.3 of this Agreement.

“Shares” has the meaning set forth in the recitals of this Agreement.

“Share Equivalents” means any security or obligation which is by its terms convertible into or exchangeable or exercisable for Ordinary Shares, Class A Ordinary Shares or other capital stock of the Company, and any option, warrant or other subscription or purchase right with respect to ordinary shares or such other capital stock.

“Securities Purchase Agreement” means that certain Securities Purchase Agreement, dated as of or about the date hereof, between the Company and the Investor.

“Transactions” means the purchase by the Investor from the Company of the Convertible Note and the 175,836,255 Shares pursuant to terms and conditions of the Security Purchase Agreement and the other transactions contemplated under this Agreement.

ARTICLE II

CORPORATE GOVERNANCE

2.1	Board of Directors. The Board of the Company shall have Nine (9) members in total. Within 3.5 year period following the Closing Date and with the condition that IFM Overseas holds no less than 10% equity interest in the Company:

(a)	Before the shares of GLAM II in the Company purchased by the Investor the Investor shall have the right to nominate Five (5) directors with Two (2) independent directors. IFM Overseas shall have the right to nominate Four (4) directors to the Board, with One (1) independent director.

(b)	After the shares of GLAM II in the Company purchased by the Investor the Investor shall have the right to nominate Six (6) directors with Two (2) independent directors. IFM Overseas shall have the right to nominate Three (3) directors to the Board, with One (1) independent director.

(c)	Upon the termination of a 3.5 year period following the Closing Date IFM Overseas shall have the right to nominate Two (2) directors to the Board

(d)	Both the Investor and IFM Overseas shall agree the respective nominations of the other parties at the Board.

2.2	Appointment of Investor Nominees. Subject to the applicable Requirements of Law, no later than the Closing Date, the Company shall cause Five (5) vacancies (if the Investor has purchased the share of GLAM II before the Closing Date Six (6) vacancies) to be created on its Board of Directors and shall cause to be elected to its Board of Directors, either at a meeting of the Board of Directors or by written resolution in lieu of a meeting of the Board of Directors, which election shall become effective immediately after the Closing Date, five (5) Persons nominated by the Investor (such Persons nominated by the Investor in accordance with this Agreement, the “Investor Nominees”).

2.3	Re-election of Investor Nominee or IFM Overseas Nominee. Subject to the applicable Requirements of Law, within the Restriction Period, at each meeting of the shareholders of the Company the Investor or the IFM Overseas (as the case may be) shall be entitled to nominate to the Board of Directors the replacement of such Investor Nominee or IFM Overseas Nominee, as the case may be. The Company, the IFM Overseas and the Investor shall each use its reasonable best efforts to cause such replacement director to be included in the slate of nominees recommended by the Board of Directors to the Company’s shareholders for election as directors, and the Company, the IFM Overseas and the Investor shall each use its reasonable best efforts to cause the election of such replacement director, including, without limitation, voting any proxies it holds, and using its reasonable best efforts to cause any officers of the Company who hold proxies to vote such proxies, except, in either case, as otherwise directed by the shareholder who submitted such proxy, in favor of the election of such replacement director.

2.4	Board Meetings. Board meetings shall be held in accordance with the M&A. At any Board meeting, each Director shall be entitled to one vote and the Chairman shall not have a casting vote.

2.5	Board Reserved Matters. The following matters with respect to the Group must be submitted to the Board and shall require simple majority approval of the Board (the “Board Reserved Matters”):

(a)	The hiring, termination or determination of compensation of the CEO and CFO or entry into any employment or consulting agreement with respect thereto; or the determination or modification of the compensation of, or any significant changes to the terms of appointment of the CEO and CFO.

(b)	Any incurrence of indebtedness, assumption of credit or guarantee in excess of US$ 20 million by any Group Company.

(c)	The entry into any derivatives contract or create, or allowing to arise or issue any pledge, lien or charge (whether by way of fixed or floating charge, mortgage encumbrance or other security), security interest, guarantee, claim, restriction, equity or encumbrances of any nature whatsoever on any of the property, undertaking, assets or rights of any Group Company.

(d)	Any capital expenditure in excess of US$ 20 million by any Group Company.

(e)	Any acquisition by any of the Group Company of assets in excess of US$20 million, or the acquisition of any shares, equity interests or debt securities of any person.

(f)	Any dividend distribution of the Company.

(g)	Any change in accounting principles or to the fiscal or financial year of any Group Company, or the appointment or change of auditors of the Company.

(h)	The approval of the audited annual financial statements of the Company.

(i)	Adoption of, or amendment to, any employee stock ownership plan or other incentive or profit sharing program of the Company.

(j)	The adoption of, or any significant amendment to, the annual budget and business plan of the Company.

(k)	Any material tax election of any Group Company.

(l)	Any transactions with any related party over US$5 million, other than transactions between any Group Company.

(m)	The approval of, or adjustments or modifications to the terms of, transactions exceeding $10 million involving the interest of any director, officer, employee, shareholder or related party of any Group Company or any of their respective Affiliates and associates, including but not limited to provision of any guarantee, indemnity or security for or in connection with any indebtedness of liabilities of any such person.

(n)	The disposal or dilution of any direct or indirect interest held by any Group Company in any of its Affiliates.

(o)	The sale or disposal of all or a substantial part of the undertaking, goodwill or assets of any Group Company.

(p)	The delegation of any powers of the board of directors to a committee or any Person.

(q)	Any sale, mortgage or other disposal of assets in excess of US$20 million not in the ordinary course of business or of any equity interests in any Group Company.

(r)	Entry into any contract that is expected to generate revenues of more than US$ 15 million in any annual period or any contract that obligates any Group Company to make payments in excess of US$ 15 million during any year or in excess of US$ 50 million during the term of the contract.

(s)	Entry by any Group Company into any joint venture or partnership arrangement.

(t)	Commencement or settlement of any material litigation involving any Group Company.

(u)	Disposing any rights to the use of any patent, trademark, service mark, trade name or copyright, or dispose of or disclose to any person any trade secret, formula, process or know-how not theretofore a matter of public knowledge, except in the ordinary course of its business and consistent with past practice;

(v)	Entry into any arrangement to do any of the foregoing.

2.6	Board Committees. The Board shall constitute the following committees of the Board:

(a)	The Audit Committee which shall consist of three members, one of the independent directors nominated by the Investor shall be the Audit Committee Chairman, and the other two Audit Committee members shall be composed of the two independent directors nominated by the Investor and IFM Overseas respectively.

(b)	The Operation Committee, which shall have five members with three members appointed by the Investor, two members appointed by IFM Overseas.

2.7	Operation Committee.

(a)	Any decision of the Operation Committee shall require approval of simple majority of the committee members.

(b)	Other than the matters reserved for Board, for IFM Overseas and for Chairman specified in Section 2.5, 2.9, 3.1 of this Agreement, all decisions regarding day-to-day management of the Company and each Group Company shall be delegated to the Operation Committee.

(c)	The Operation Committee structure shall not be altered without 2/3 approval of the Board.

(d)	All matters within the authority of the Operation Committee shall be accessible to all members of the Operation Committee.

2.8	Chairman of the Board. Mr. Donald Zhang is the Chairman and CEO of the Company as of the date hereof ( “Mr. Zhang”). With the condition that IFM Overseas owns no less than 3% equity interest in the Company Mr. Zhang shall be the Chairman of the Board of the Company unless any one of the following events occurs:

(a)	Mr. Zhang has any employment relationship or other managerial position with, but not for having investment in, companies other than the Company and its subsidiaries;

(b)	The continued failure by Mr. Zhang to substantially perform his duties and obligations to the Company which is not cured 30 days after the Company notified Mr. Zhang of the initial failure; knowing violation of law in the course of performance of the duties of Mr. Zhang’s employment with the Company; fraud or material dishonesty against the Company; or a conviction or plea of guilty for the commission of a felony or other crime; or

(c)	Mr. Zhang commits or causes to be committed a serious or persistent breach of any material term of the Securities Purchase Agreement and his Employment Agreement whether directly or indirectly, and which is not capable of remedy or, if capable of remedy, is not remedied within 30 days; or

(d)	Mr. Zhang terminates his full time employ contract with the Company voluntarily; or

(e)	Mr. Zhang could not attend the annual meeting of the Company without any reasonable cause.

2.9	Chairman Reserved Matters. As the Chairmen of the Company Mr. Donald Zhang should have rights to the following matters (the “Chairman Reserved Matters”):

(a)	Annual meetings organized by Realogy;

(b)	Internal auditing and other internal compliance matters in the following manners: (i) Mr. Donald Zhang shall have the right to review and require modification to Issuer’s internal audit work plan and work result; and (ii) Mr. Donald Zhang shall have the right to propose to the Board to hire a third party firm to conduct auditing to the Issuer when necessary.

(c)	All information to any Chairman Reserved Matters shall be accessible to all directors of the Board.

2.10	Compensation and Reimbursement. The compensation for the directors of the Company shall be approved by the Board. The full time employee board members of the Company shall not be entitled to any director compensation paid for the directors who is not the full time employee of the Company. The Company shall reimburse the director of the Board for their travel or accommodation or working expenses in their capacities as directors of the Company at the cost only basis.

ARTICLE III

IFM OVERSEAS RESERVED MATTERS

3.1	IFM Overseas Reserved Matters. Within the Restriction Period the following matters with respect to the Group will require the approval of IFM Overseas (The IFM Overseas Reserved Matters):

(a)	Any issuing, allotting, purchasing or redeeming of any shares, or securities convertible into or carrying a right of subscription in respect of shares, or any warrants, options, or rights in connection with any issuance of shares, or committing to take any other measure that has the effect, in each case, of diluting or reducing the effective shareholding of IFM Overseas in the Company, with any such aforementioned issuance(s) representing more than 25%, in the aggregate, of the issued and outstanding share capital of the Company on fully diluted basis.

(b)	Any repurchase or redemption of equity interests of the Company involving dollar amount in excess of US$5 million.

(c)	Effecting de-listing or deregistration of any securities of any Group Company on any stock-exchange or change in its legal status (including public to private company or vice versa).

(d)	Any merger or consolidation, or sale of all or substantially all of the assets of the Company or any Group Company with assets or revenue not less than 15% of the assets or revenues, as the case may be, of the Company Group taken as a whole, or, with respect to any such Group Company, any disposal or dilution of the Company’s beneficial interest in such Group Company.

(e)	A fundamental change in the Group’s principal line of business (i.e., real estate brokerage and financing, related services and internet operations related to the foregoing).

(f)	Any increase or decrease in the size of the board of directors of Company.

(g)	For the Company and any Group Company with asset or revenue not less than 15% of the assets or revenue of the Company Group taken as a whole, which, for the avoidance of doubt, include without limitation, any entity that engages in real estate mortgage or finance related business, any liquidation, dissolution or winding up of any such company, or the commencement of any case, proceeding or other action (a) under any bankruptcy, insolvency or similar law seeking to have an order of relief entered with respect to it or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or (b) seeking appointment of a receiver, trustee, custodian or other similar official for it or all or substantial part of its property, or making a general assignment for the benefit of its creditors, or admission in writing of its inability to pay its debts when they become due.

(h)	Any incurrence of indebtedness, assumption of credit exceeding US$ 10 million (or its equivalent in other currencies) in respect of any single transaction or exceeding US$ 30 million (or its equivalent in other currencies) in aggregate for the Group, or the making of any further drawdown on any loan facilities, mortgages, or lines of credit already in existence.

(i)	The entry into any derivatives contract, or the creation of any pledge, lien or any other encumbrance or security interest, or guarantee of any nature whatsoever on any of the property, undertaking, assets or rights of any Group Company (“asset”) not in the ordinary course of business and involving asset in excess of US$5 million, or any sale or other disposal of assets in excess of US$5 million.

(j)	Any capital expenditure in excess of US$10 million (or its equivalent in other currencies) by any Group Company.

(k)	Any acquisition by any Group Company of assets in excess of US$10 million, or the acquisition of any shares, equity interests or debt securities of any person.

(l)	Any dividend by the Company.

(m)	Adoption of, or amendment to, any employee stock ownership plan or other incentive or profit sharing program of any Group Company, other than the 5% employee share option reservation as stipulated in Article 4.2 of this Agreement.

(n)	Any transactions with any Affiliate of Investor, other than transactions between any of the Group Companies or the approval of, or adjustments or modifications to the terms of, transactions involving the interest of any director, officer, employee, shareholder or related party of any Group Company or any of their respective Affiliates and associates, including but not limited provision of any guarantee, indemnity or security for or in connection with any indebtedness of liabilities of any such person, in the excess of US$2 million, in each case, other than any transaction in the ordinary course of business and approved by the audit committee of the Company.

(o)	Entry by the Company or Group Company, which revenue or asset exceeds 15% of the revenue or asset of the Group taken as a whole, into any joint venture or partnership arrangement.

(p)	Commencement or settlement of material litigation involving Group Company which include damage or settlement amount in excess of US$5 million.

(q)	The sale or disposal of all or a substantial part of the intangible assets listed in the Appendix I of this Agreement, except, in each case, in the ordinary course of its business and consistent with past practice.

(r)	Entry into any arrangement to do any of the foregoing.

3.2	Termination of the IFM Overseas Reserved Matters. The veto right of IFM Overseas shall be terminated upon the expiration of the Restriction Period except the veto right specified in Article 3.3 of this Agreement.

3.3	Continued IFM Overseas Reserved Matters. With the condition that Investor is the controlling shareholder of the Company, till the earliest of (a) 7 years from the Closing Date, (b) the date when IFM Overseas has repaid the US$15 million loan to Investor, and (c) the date when IFM Overseas’s equity ownership in the Company is less than 10%, absent the written consent of IFM Overseas, neither the Investor nor any of its Affiliates shall initiate by themselves or through any agreement, arrangement or understanding with any other parties to allow such other parties to engage in any transaction or series of transactions, which are for the purpose of causing the Company’s ADSs to cease being listed on the NYSE or the Company to cease its reporting obligations under the Exchange Act. For the avoidance of doubt, the Investor shall have the right to participate in any aforesaid transaction only by selling or disposing of their securities in the Company.

ARTICLE IV

OTHER AGREED MATTERS

4.1	Right of First Refusal. Subject to the applicable Requirements of Law both the IFM Overseas and the Investor have the right of first refusal for any security issuance of the Company, other than any security issuance through a bona fide underwritten public offering, in proportion to each Party’s equity share at the time of issuance on a fully diluted basis, including any convertible securities and options.

4.2	Employee Stock Option Plan. The Company shall reserve 5% of its total outstanding shares, on fully diluted basis for the Company employee stock incentive plan, immediately upon the Closing, before the conversion of the Convertible Note.

4.3	Employee Agreements with the Founders of the Company.

(a)	A separate employment agreement shall be entered and effective upon the Closing, stipulating that Mr. Donald Zhang and Mr. Harry Lu shall carry their current compensation and benefit package for the Restriction Period (such employment agreement, an “Employment Agreement”). The Employment Agreements shall be extended automatically for another 1.5 years after the Restriction Period.

(b)	Mr. Zhang’s and Mr. Harry Lu’s respective Employment Agreement and compensation and benefit package may be terminated at any time if any of the following event occurs:

(i)	Mr. Zhang or Mr. Lu has any employment relationship or other managerial position with, but not for having investment in, companies other than the Company and its subsidiaries;

(ii)	The continued failure by Mr. Zhang or Mr. Lu to substantially perform his duties and obligations to the Company which is not cured 30 days after the Company notified Mr. Zhang or Mr. Lu (as the case may be) of the initial failure; knowing violation of law in the course of performance of the duties of his employment with the Company; fraud or material dishonesty against the Company; or a conviction or plea of guilty for the commission of a felony or other crime; or

(iii)	Mr. Zhang or Mr. Lu commits or causes to be committed a serious or persistent breach of any material term of the Securities Purchase Agreement and his Employment Agreement whether directly or indirectly, and which is not capable of remedy or, if capable of remedy, is not remedied within 30- days.

4.4	Credit Line to the Company. The Investor shall execute an agreement granting the Company a credit facility in the amount of RMB 200,000,000 to support the Company’s mortgage business, subject to Investor’s required qualifications.

4.5	Third Party Consent. The IFM Overseas shall be responsible to obtain any requisite third party consent required for the execution, delivery and performance of this Agreement within 60 days after the execution of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Each of IFM Overseas and the Company hereby represents and warrants to the Investor on and as of the date hereof and the Closing Date as follows:

5.1	Corporate Existence and Power.

(a)	The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Cayman Islands, with power and authority (corporate and other) to own its properties and conduct its business as described in the SEC Report, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction.

(b)	The Company has no Subsidiaries except those entities set forth in the SEC Report; each Subsidiary of the Company has been duly incorporated or formed and is validly existing as a corporation or limited liability company under the laws of its jurisdiction of incorporation or formation; and each Subsidiary of the Company is in good standing (to the extent such concept is recognized in its jurisdiction of incorporation or formation), except where the failure of any Subsidiary to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect or interfere with the consummation of the Transactions.

5.2	Authorization; No Contravention. The execution, delivery and performance by the Company of this Agreement, the Securities Purchase Agreement and the Transactions and the sale of the Shares as well as the Convertible Note by the Company (a) have been duly authorized by all necessary corporate action of the Company, (b) do not contravene the terms of the M&A, (c) do not violate, conflict with or result in any breach or default of (or with due notice or lapse of time or both would result in any breach, default or contravention of), or the creation of any Lien under, any Contractual Obligation of the Company or any of its Subsidiaries or any Requirement of Law applicable to the Company or any of its Subsidiaries and (d) do not violate any judgment, injunction, writ, award, decree or order (collectively, “Orders”) of any Governmental Authority against, or binding upon, the Company or any of its Subsidiaries.

5.3	Governmental Authorization; Third Party Consents. Except with respect to consents disclosed as of the date hereof to the Investor, no consent, approval, authorization, order, registration or qualification (“Authorization”) of or with any Governmental Authority or any other Person is required for the execution, delivery or performance by, or enforcement against, the Company of this Agreement, the Securities Purchase Agreement or the consummation of the Transactions.

5.4	Binding Effect. This Agreement and the Securities Purchase Agreement have been duly executed and delivered by the Company, and this Agreement and the Securities Purchase Agreement constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally.

5.5	Litigation. Other than as reflected in the SEC Report, there are no actions, suits, proceedings, claims, complaints, disputes, arbitrations or investigations (collectively, “Claims”) pending to which the Company or any of its Subsidiaries is a party or of which any property of the Company or any of its Subsidiaries is the subject which, if determined adversely to the Company or any of its Subsidiaries, would individually or in the aggregate have a Material Adverse Effect or interfere with the consummation of the Transactions; and, to the best of the best knowledge of the Company, no such Claims are threatened or contemplated by any Governmental Authority or other Person.

5.6	Intellectual Property.

(a)	Other than as set forth in the SEC Report, the Company and its Subsidiaries own, possess, license or have other rights to use, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, domain names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the business of the Company and its Subsidiaries, except for such lack of Intellectual Property which would 15 not, individually or in the aggregate, have a Material Adverse Effect.

(b)	Other than as set forth in the SEC Report, there are no pending or, to the knowledge of the Company, threatened Claims against the Company or any of its Subsidiaries, or to the knowledge of the Company, against any other Person, (i) challenging the rights of the Company or any of the Group Company in or to any such Intellectual Property, (ii) challenging the validity or scope of any such Intellectual Property, or (iii) stating that the Company or any of its Subsidiaries infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, except for such Claims which would not, individually or in the aggregate, have a Material Adverse Effect.

(c)	Other than as set forth in the SEC Report, there is no infringement by third parties of any such Intellectual Property, except for such infringement which would not, individually or in the aggregate, have a Material Adverse Effect.

5.7	Compliance with Laws.

(a)	Other than as set forth in the SEC Report, the Company and each of the Group Company are in compliance with all Requirements of Law, except where the failure to be compliant would not, individually or in the aggregate, have a Material Adverse Effect.

(b)	The operations of the Company and each of the Group Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, and the rules and regulations thereunder (collectively, the “Money Laundering Laws”) and no Claim by or before any court or Governmental Authority or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(c)	Other than as set forth in the SEC Report, the Company and its Subsidiaries have all licenses, permits and approvals of any Governmental Authority that are necessary for the conduct of the business of the Company and its Subsidiaries, except where the failure to have such licenses, permits or approvals would not, individually or in the aggregate, have a Material Adverse Effect.

5.8	Capitalization. The Company has the authorized capitalization as set forth in the SEC Report, and all of the issued share capital of the Company has been duly and validly authorized and issued, is fully paid and nonassessable and conforms to the description of the share capital contained in the SEC Report; and all of the issued equity interests of each the Group Company have been duly and validly authorized and issued, are fully paid and nonassessable and, except as set forth in the SEC Report, are owned directly or indirectly by the Company, free and clear of all Liens.

5.9	No Default or Breach; Contractual Obligations. To the best of the best knowledge of the Company, neither the Company nor any of the Group Company is (a) in violation of the M&A or its other organizational documents or (b) in default in the performance or observance of any Contractual Obligation, except, in the case of this clause (b), a default which would not, individually or in the aggregate, have a Material Adverse Effect. To the knowledge of the Company, no other party to any such Contractual Obligations is in default thereunder, except for such default which would not, individually or in the aggregate, have a Material Adverse Effect.

5.10	SEC Report; Financial Statements. To the best of the best knowledge of the Company, except as would not otherwise have a Material Adverse Effect:

(a)	The SEC Report conforms in all material respects with the applicable requirements of the Securities Act and the rules and regulations of the Commission promulgated thereunder. The SEC Report does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. This representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with any written information furnished to the Company by any underwriter or the selling shareholders.

(b)	The audited consolidated financial statements of the Company (balance sheet and statements of operations, cash flow and shareholders’ equity, together with the notes thereto) for the fiscal years ended December 31, 2012, December 31, 2013 and Jun 30, 2014 (the “Audited Financial Statements”), set forth in the SEC Report are complete and correct in all material respects and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and with each other. The Audited Financial Statements fairly present in all material respects the financial condition, operating results and cash flows of the Company and its Subsidiaries as of the respective dates and for the respective periods indicated in accordance with GAAP. This representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with any written information furnished to the Company by any accounting firm or other third parties.

(c)	The Company (individually and on a consolidated basis) and each of the Group Company maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

5.11	No Material Adverse Change. Neither the Company nor any of the Group Company has sustained since the date of the latest audited financial statements included in the SEC Report any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in the SEC Report, except for such loss or interference as would not, individually or in the aggregate, have a Material Adverse Effect; and, since the respective dates as of which information is given in the SEC Report, there has not been any change in the capital stock or longterm debt of the Company or any of its Subsidiaries or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its Subsidiaries taken as a whole, otherwise than as set forth in the SEC Report.

5.12	Broker’s, Finder’s or Similar Fees. There are no brokerage commissions, finder’s fees, placement fees, or similar fees or commissions payable in connection with the Transactions based on any agreement, arrangement or understanding with the Company or any of its subsidiaries or any action taken by any such Person.

5.13	Survival. Notwithstanding anything herein to the contrary, the representations and warranties made by the Company and IFM Overseas in this Article V shall continue in full force and effect until the second anniversary of the Closing Date.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

The Investor hereby represents and warrants to the Company and IFM Overseas on and as of the date hereof and the Closing Date as follows:

6.1	Existence and Power. The Investor (a) is a corporation duly organized and validly existing under the laws of Cayman Islands and (b) has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement.

6.2	Authorization; No Contravention. The execution, delivery and performance by the Investor of this Agreement, the Registration Rights Agreement and the transactions contemplated hereby (a) have been duly authorized by all necessary corporate action of the Investor, (b) do not contravene the terms of the Investor’s or organizational documents, or any amendment thereto, (c) do not violate, conflict with or result in any breach or default of (or with due notice or lapse of time or both would result in any breach, default or contravention of), or the creation of any Lien under, any Contractual Obligation of the Investor or a Requirement of Law applicable to the Investor, and (d) do not violate any Orders of any Governmental Authority against, or binding upon, the Investor.

6.3	Governmental Authorization; Third Party Consents. No Authorization of or with any Governmental Authority or any other Person is required for the execution, delivery or performance by, or enforcement against, the Company of this Agreement, the Securities Purchase Agreement or the consummation of the Transactions.

6.4 Binding Effect. This Agreement and the Securities Purchase Agreement, and any documents referenced herein or therein, to which the Investor is a party, have been duly executed and delivered by the Investor, and this Agreement and the Securities Purchase Agreement and each of the aforementioned documents constitute the legal, valid and binding obligations of the Investor, enforceable against it in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally.

ARTICLE VII

INDEMNIFICATION

7.1	Indemnification. (a) Subject to the limitations set forth in Section 7.3, each of the Company and the IFM Overseas agrees to indemnify, defend and hold harmless the Investor and its respective officers, managers, directors, agents, employees, subsidiaries, partners, members and controlling persons (each, a “IFM Indemnified Party”) to the fullest extent permitted by law from and against any and all losses, claims, or written threats thereof (including, without limitation, any claim by a third party), damages, expenses (including reasonable fees, disbursements and other charges of counsel incurred by the IFM Indemnified Party in any action between the Company and the IFM Indemnified Party or between the IFM Indemnified Party and any third party or otherwise in the manner described in Section 7.2 below) or other liabilities (collectively, “Losses”) resulting from or arising out of any breach of any representations and warranties of the Company and/or IFM Overseas contained herein, any covenant or agreement by the Company in this Agreement or any certificate delivered by the Company hereunder or under the Security Purchase Agreement.

(b)	In connection with the obligation of the Company to indemnify for expenses as set forth in clause (a) of this Section 7.1, the Company shall upon presentation of appropriate invoices containing reasonable detail, reimburse each IFM Indemnified Party for all such expenses (including reasonable fees, disbursements and other charges of counsel incurred by the IFM Indemnified Party in any action between the Company and the IFM Indemnified Party or between the IFM Indemnified Party and IFM Overseas or any third party) as they are incurred by such IFM Indemnified Party; provided, however, that if such expenses arise out of any action, investigation or other proceeding commenced by a IFM Indemnified Party (other than as a result of any action, claim or written threat by a third party against such IFM Indemnified Party), the Company shall reimburse such IFM Indemnified Party for all such expenses only (x) after the final resolution or disposition of such action, investigation or other proceeding and (y) if such IFM Indemnified Party prevails in such action, investigation or other proceeding; and provided, further, that if a GA Indemnified Party is reimbursed under this Article VII for any expenses, such reimbursement of expenses shall be refunded to the extent it is finally judicially determined that such expenses resulted or arose primarily from the gross negligence, bad faith, or willful misconduct of such GA Indemnified Party.

7.2	Notification Each IFM Indemnified Party under this Article VII shall, promptly after the receipt of notice of the commencement of any claim against such IFM Indemnified Party in respect of which indemnity may be sought from the Company under this Article VII, notify the Company and IFM Overseas in writing of the commencement thereof. The omission of any IFM Indemnified Party to so notify the Company or IMF Shareholder of any such action shall not relieve the Company and the IFM Overseas from any liability which it may have to the IFM Shareholder under this Article VII unless, and only to the extent that, such omission results in the Company’s forfeiture of substantive rights or defenses, or otherwise materially prejudices the Company’s defense of such claim. The Company shall not be liable for any settlement of any claim effected against a IFM Indemnified Party without its written consent, which consent shall not be unreasonably withheld.

7.3	Limits on Indemnification (a) Absent fraud or willful or intentional misconduct, the indemnification and contribution provided by the Company and IFM Overseas pursuant to Sections 7.1(a) shall be the sole and exclusive remedy for any Losses.

(b)	Absent fraud or willful or intentional misconduct, the amount of any payment by the Company and the IFM Overseas to the Investor under this Article VII in respect of Losses resulting from or arising out of any indemnification or contribution claim made pursuant to Section 7.1(a) and (b) shall in no event exceed US$ 25 million; provided, however, in the event of fraud or willful or intentional misconduct, such amount of payment shall in no event exceed the aggregate purchase price paid by the Investor to the Company in consideration of the Shares and Convertible Note acquired by the Investor.

(c)	The Company and the IFM Overseas shall not be liable to pay the Investor under this Article VII in respect of Losses resulting from or arising out of any indemnification or contribution claim made pursuant to Section 7.1(a) unless and until the amount payable under aggregate of individual claims made against the Company exceeds US$ 500,000.

ARTICLE VIII

TERMINATION OF AGREEMENT

8.1	Termination. This Agreement may be terminated as follows:

(a)	by mutual written consent of each party hereto; or

(b)	automatically upon the termination of the Security Purchase Agreement prior to the Closing Date for any reason.

(c)	by the Investor if the Company shall fail to obtain any third party consent that is required for the execution, delivery or performance by the Company of this Agreement within 60 days following the date of this Agreement.

(d)	by IFM Overseas or the Company if closing under the Securities Purchase Agreement or the loan agreement between IFM Overseas and the Investor shall not have occurred within five (5) days of the satisfaction of all of the conditions to closing under the applicable agreement, provided, that IFM Overseas or the Company, as applicable, shall have delivered to the Investor an irrevocable commitment in writing that it is ready, willing and able to consummate such closing during such period at least two (2) days prior to such termination.

If this Agreement so terminates, it shall become null and void and have no further force or effect, except as provided in Section 8.2.

8.2	Survival. Subject to Clause 8.3 and 8.4 of this Agreement if this Agreement is terminated (a) this Agreement shall become void and of no further force and effect; except for the provisions of this Section 8.2, (b) none of the parties hereto shall have any liability in respect of a termination of this Agreement pursuant to Section 8.1, and (c) none of the parties hereto shall have any liability for speculative, indirect, unforeseeable or consequential damages or lost profits resulting from any legal action relating to any termination of this Agreement.

8.3	Breakup Fee Payable by the Company. If this Agreement is terminated pursuant to Section 8.1(c), the Company shall pay to the Investor a breakup fee in the amount of US$1,000,000 plus any losses of the Investor resulting from such termination.

8.4	Breakup Fee Payable by the Investor. If this Agreement is terminated pursuant to Section 8.1(d), the Investor shall pay to the Company a breakup fee in the amount of US$1,000,000 plus any losses of the Investor resulting from such termination.

ARTICLE IX

MISCELLANEOUS

9.1	Notices All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, facsimile, courier service or personal delivery:

If to the Comany	Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, Shedden Road, PO Box 847, George Town, Grand Cayman, Cayman Islands, KYI-1103.

If to the IFM Overseas	Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, George Town, Cayman Islands.

If to the Investor	F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100070, The People’s Republic of China.

All such notices, demands and other communications shall be deemed to have been duly given (i) when delivered by hand, if personally delivered; (ii) one Business Day after being sent, if sent via a reputable nationwide overnight courier service guaranteeing next business day delivery; (iii) five (5) Business Days after being sent, if sent by registered or certified mail, return receipt requested, postage prepaid; and (iv) when receipt is mechanically acknowledged, if sent by facsimile. Any party may by notice given in accordance with this Section 9.1 designate another address or Person for receipt of notices hereunder. Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party to whom it is given.

9.2	Successors and Assigns; Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. Each of Party may only assign any of its rights under this Agreement with the prior written consent of the other parties. The rights and obligations of any party hereunder shall not be assigned without the prior written consent of the other parties. Mr. Zhang and Mr. Lu are hereby each expressly made a third party beneficiary to this Agreement.

9.3	Amendment and Waiver (a) No failure or delay on the part of the Company, IFM Overseas or Investor in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

(b)	Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by, the Company, the IFM Overseas or the Investor from the terms of any provision of this Agreement, shall be effective (i) only if it is made or given in writing and signed by the Company, the IFM Overseas and the Investor, and (ii) only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.

9.4	Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

9.5	Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

9.6	Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

9.7	Dispute Resolution. The parties hereto irrevocably submit to the exclusive jurisdiction of any state or federal court sitting in the County of New York, in the State of New York over any dispute, controversy or claim arising out of or relating to this Agreement or the affairs of the Company.

9.8	Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9	Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

9.10	Rules of Construction. Unless the context otherwise requires, references to sections or subsections refer to sections or subsections of this Agreement.

9.11	Entire Agreement. This Agreement, together with the exhibits and schedules hereto are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties or undertakings, other than those set forth or referred to herein. This Agreement, together with the exhibits and schedules hereto supersedes all prior agreements and understandings between the parties with respect to such subject matter.

9.12	Further Assurances. Each of the parties shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations or other actions by, or giving any notices to, or making any filings with, any Governmental Authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

9.13	Specific Performance. Notwithstanding anything to the contrary contained herein, the parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that, in addition to any other rights and remedies existing in its favor, any party shall be entitled to specific performance and/or other injunctive relief from any court of law or equity of competent jurisdiction (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement.

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IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Investor’s Rights Agreement on the date first written above.

IFM INVESTMENT LIMITED

By:	/s/ Donald Zhang
Name:	Donald Zhang
Title:	Chairman & CEO

IFM OVERSEAS PARTNERS L.P.

By:	/s/ Donald Zhang
Name:	Donald Zhang
Title:	Authorized Signatory

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Chairman